Exhibit 99.1

Auna Announces 3Q25 Financial Results

Auna Delivers Solid Financial and Operating Performance in Peru and Colombia, While Advancing Key Initiatives in Mexico

Luxembourg, Nov 20, 2025 – Auna (NYSE: AUNA) (“Auna” or the “Company”), a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, announced today financial results for the third quarter ended September 30, 2025 (“third quarter 2025” or “3Q25”). Financial results are expressed in Peruvian Soles (“S/” or PEN”) and are presented in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted.

3Q25 Consolidated Highlights

●	Consolidated Revenue increased 1% FXN, while decreasing 1% YoY on reported basis, to S/1,117 million

●	Adjusted EBITDA decreased 5% FXN, or 7% YoY on reported basis, to S/232 million

●	Adjusted EBITDA Margin of 20.8%, down 1.3 p.p. YoY from 22.1%

●	Adjusted Net Income was S/58 million, down from S/75 million in 3Q24

●	Leverage Ratio remains unchanged at 3.6x

●	Mexico’s surgeries and oncology services increased for the second consecutive quarter

●	Oncology MLR decreased to 49.3%

Message from Auna’s Executive Chairman and President

Despite weaker financial yet promising operational results, the third quarter of 2025 demonstrates the enduring resilience of Auna’s integrated regional healthcare platform and the robust performance of our operations. The operations in Peru and Colombia achieved substantial growth and profitability in local currency, despite challenging macroeconomic conditions, while in our Mexico business, which is slowly recovering from previously communicated challenges, hospital operations remained stable, although the segment delivered less favorable financial results.

In Peru, both Oncosalud and Healthcare Services delivered consistently strong performance levels, supported by growth in memberships, annual pricing adjustments, and the sustained improvement of the Oncology MLR to 49.3%. The disciplined containment of costs and the operational efficiency of our medical talent continued to underpin this performance.

Our results were strong in Colombia, with double-digit growth in Adjusted EBITDA and continued expansion of risk-sharing Prospective Global Payment (“PGP”) models. The team’s focus on reducing exposure to intervened payors and optimizing resource utilization supported profitability and improved cash generation.

In Mexico, despite a second consecutive quarterly increase in the number of surgeries and growth in oncology and cardiology services, revenues and profitability declined year over year due to still lackluster demand for medical procedures, a sluggish recovery of volumes affected by legacy physician and supplier relationships, and migration issues related to the implementation of new Hospital Information and ERP systems at Doctors Hospital, which we expect to resolve in the coming months.

At the consolidated level, our leverage remained stable at 3.6x Net Debt-to-Adjusted EBITDA, reflecting a disciplined approach to capital allocation, a robust cash position, and continued progress toward our medium-term deleveraging objective of below 3x. Additionally, following quarter-end, Auna completed a USD765 million debt refinancing that extends debt maturities, reduces interest costs, and further fortifies Auna’s capital structure. Complementing these efforts, the announcement of our partnership with Sojitz and the recent Trecca milestone underscore the confidence in our strategy in Mexico and the significant opportunities that remain in Peru, while allowing us to pursue this growth maintaining our deleveraging path and our target of bringing leverage below 3x.

We remain focused on recovering our fast-pace of growth, rolling-out the AunaWay in Mexico, further strengthening operational performance, and expanding patient access to high-quality healthcare across Spanish-speaking Latin America.

Overview of 3Q25 Consolidated Results

Revenues increased 1% FXN and decreased 1% YoY on a reported basis to S/1,117 million, with revenues in local currency (“LC”) increasing 9% in Peru and 4% in Colombia, offset by a 12% decrease in Mexico. In Mexico, healthcare network revenue decreased, partly due to softer demand for emergency and surgical procedures and to the slow recovery of volumes following the physician and supplier relationships challenges experienced in the first quarter of this year. Mexico’s results also included the impact of the ongoing implementation of a new Hospital Information System and ERP at Doctors Hospital. In Peru, Oncosalud Peru contributed higher revenues with an increase in plan memberships and average ticket, while the healthcare network experienced higher demand for emergency visits and ambulatory care. In Colombia, revenue growth was driven by an increase in PGPs, increasing diversification away from intervened payors, and higher surgery tickets.

Adjusted EBITDA decreased 5% FXN, 7% YoY on a reported basis to S/232 million, with an Adjusted EBITDA Margin of 20.8%. Adjusted EBITDA increased 15% in Peru and 18% in Colombia in LC, offset by a 29% decrease in Mexico. In Mexico, Adjusted EBITDA decreased primarily on lower revenue and lower gross profit, while Peru’s increased on higher gross profit, supported by growth in its Healthcare Services segment and higher membership sales in Oncosalud. Colombia achieved higher gross profit and lower impairment losses compared to the prior year’s quarter. As reported results were impacted by depreciations of the MXN by 5% and of the COP by 4%, both versus PEN.

Net finance costs were S/72 million in 3Q25 compared to S/103 million in 3Q24. Excluding FX effects, net finance costs would have been S/111 million in 3Q25 and S/132 million in 3Q24, representing a decrease of S/20 million or 16%. The FX impact in 3Q25 included a positive non-cash amount of S/40 million, compared to a positive S/28 million in 3Q24, primarily reflecting the appreciation of the Peruvian Sol against the US Dollar below the range of Auna’s call-spread hedge.

Net Income was S/53 million in 3Q25 compared to S/101 million in 3Q24. On a per-share basis, Auna reported Net Income of S/0.65, based on a weighted average number of basic and diluted shares of 74,188,937.

Adjusted Net Income, was S/58 million in 3Q25 versus S/75 million in 3Q24. On a per-share basis, Auna reported Adjusted Net Income of S/0.71, based on a weighted average number of basic and diluted shares of 74,188,937.

Business performance

HEALTHCARE SERVICES MEXICO

(Explanations of variances are in local currency unless expressed otherwise)

Auna′s Healthcare Services and Auna Seguros’ operations in Mexico accounted for 24% of consolidated revenues and 33% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 3Q'25 vs 3Q'24		Δ 3Q'25 vs 2Q'25		Δ YTD 25 vs YTD 24
Healthcare Services Mexico Key Operating Metrics		3Q'25 (USD)	3Q'25	YTD 25	As Reported	L.C.	As Reported	L.C.	As Reported	L.C.
Beds	#		708	708	0%		0%		0%
Surgeries	# (000)		5	15	-8%		6%		-7%
Emergency treatments	# (000)		7	23	-16%		-11%		-14%
Operating capacity utilization	%		58.7%	58.8%	-6.5 p.p.		0.9 p.p.		-4.5 p.p.
Total capacity utilization	%		39.1%	39.1%	-4.4 p.p.		0.6 p.p.		-3.0 p.p.
Key Financial Metrics
Segment Revenue		76	264	781	-16%	-12%	-3%	-5%	-16%	-4%
Segment Adjusted EBITDA		22	77	245	-32%	-29%	-13%	-14%	-23%	-12%
Segment Adjusted EBITDA margin	%		29.0%	31.4%	-6.9 p.p.		-3.0 p.p.		-2.9 p.p.

Segment revenue from Mexico decreased 12% YoY in 3Q25, explained by: (i) a slow recovery of volumes lost in 1Q25 due to legacy physician and supplier relationships, (ii) systems migration challenges during the implementation of a new Hospital Information system and ERP system at Doctors Hospital, which affected billing processes and are expected to stabilize in the coming months, (iii) continued market softness, reflected in low demand for emergency and surgical procedures, both key entry points for patient admissions into ICUs and hospitalizations, and, (iv) lower results in Auna Seguros (formerly Dentegra) compared to 3Q24. Auna continues to further expand the platform of doctors and their offerings, and has rebalanced the pricing mix for their services across the network to be more attractive to the payor base. While demand for surgeries fell 8% compared to 3Q24, the number of surgeries increased 5% in 2Q25 versus 1Q25 and 6% in 3Q25 versus 2Q25. Revenues from other high-complexity service lines — including radiotherapy, chemotherapy, and cardiology services — represented approximately 15% of Healthcare Network revenues and increased approximately 48% compared to 3Q24, offsetting declines in other services. Opción Oncología’s growing momentum, with revenues up 21% from 2Q25, is an early validation of the AunaWay model in Mexico. Finally, 3Q25 capacity utilization modestly increased from 2Q25 to 39.1% of total capacity and 58.7% of operating capacity.

Segment Adjusted EBITDA decreased 29% YoY in 3Q25 and 14% from 2Q25, with a 3Q25 margin of 29.0%. The decline is explained in the healthcare network by lower revenue resulting in reduced gross profit, while contribution margins declined among certain payors. For example, at OCA — which serves state employee contracts — a higher mix of lower-margin procedures affected profitability. Mexico’s Adjusted EBITDA Margin was 29.0%, a 6.9 p.p. decline from 3Q24 and a 3.0 p.p. decline from 2Q25.

Update on Key Initiatives in Mexico

While Auna’s operations remained stable in Mexico during 3Q25, the Company implemented several initiatives aimed at further strengthening its healthcare network and improving operational and commercial execution across key business lines. Mexico continues to represent one of the largest and most underpenetrated private healthcare markets in Latin America, with growing demand for high-quality, integrated care. Auna’s presence and its ongoing investments in technology, medical talent, and infrastructure position the Company to capture this long-term growth potential. These initiatives are also expected to support a return to growth in early 2026.

1-	Leadership and Organization

Auna continues to invest in talent in Mexico, appointing several local senior hires to key positions, including Alejandro Torres (formerly with Star Médica and TecSalud) as CEO of the Monterrey operations, a new Chief Medical Officer, a new Head of Commercial, and other senior leaders at the hospital levels. Collectively, these appointments bring over 100 years of combined experience in the Mexican healthcare market and are contributing to the ongoing standardization and integration of operational practices across Auna’s facilities.

2-	Out-of-Pocket, Corporate Segments, and Institutional Packages

The Company is expanding its participation across three market segments through the development of packaged service offerings and closer collaboration with leading physicians to broaden its revenue base and increase capacity utilization: (i) Out-of-Pocket (“OOP”): OOP currently represents only 8% of revenue and Auna intends to increase this share to 20% by the end of 2026, in line with other key industry players, (ii) Corporate: Auna continues to develop new packages with corporate clients to offer additional services to their employees, and, (iii) Institutional packages: The Company is exploring tailored service packages for employees from surrounding municipalities and government entities in Monterrey.

3-	Physician Engagement and Productivity

Engagement with Auna’s physician network and incentive models have resulted in a series of productivity and quality initiatives that are gaining momentum. The top 140 doctors, representing between 25% to 35% of revenues at each hospital are contributing to stronger alignment among physicians, payors, and suppliers to improve medical practices, operating performance, as well as cost predictability and control. In addition, the Company continues to attract and hire new medical and nursing talent in high-complexity areas.

4-	Payors

Auna is in active discussions with some of the largest insurance companies to expand participation within their preferred provider networks, which is expected to support increased patient access and service volumes across key healthcare facilities, beginning in 2026, and to increase capacity utilization.

5-	Oncology Business

On October 31, 2025, Auna held its second Oncology Congress in Monterrey, gathering more than 70 oncologists from across the country. On that day, the Company inaugurated a new OncoCenter at its Doctors Hospital facility, a Center of Excellence that offers oncology services within a single location, improving patient care and experience and integrated with the Company’s regional network.

6-	IT System Implementations

As part of its integration, transformation, and efficiency initiatives in Mexico, Auna is implementing new comprehensive IT systems that will enhance the integration of financial and operational data, improving management visibility, cost control, and decision-making across healthcare facilities. The rollout at Doctors Hospital is expected to be completed in early 2026.

The above actions form part of Auna’s broader strategy to strengthen its healthcare platform in Mexico, enhance patient care, drive sustainable operational improvements across its facilities, and capture the significant long-term growth opportunity in the market.

PERU OPERATIONS: HEALTHCARE SERVICES PERU AND ONCOSALUD PERU

Auna′s Healthcare Services and Oncosalud Peru accounted for 44% of consolidated revenues and 48% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Healthcare Services Peru and Oncosalud Peru Key Financial Metrics		3Q'25 (USD)	3Q'25	YTD 25	Δ 3Q'25 vs 3Q'24	Δ 3Q'25 vs 2Q'25	Δ YTD 25 vs YTD 24
Revenue		141	488	1,423	9%	3%	9%
Healthcare Services Peru		80	279	812	9%	4%	8%
Oncosalud Peru		85	294	861	8%	3%	8%
Holding and Eliminations (*)			(84)	(249)	6%	4%	5%
Consolidated Peru Adjusted EBITDA		32	111	314	15%	10%	14%
Healthcare Services Peru		13	44	119	14%	29%	3%
Oncosalud Peru		19	67	194	16%	1%	22%
Consolidated Peru Adj. EBITDA margin	%		22.7%	22.0%	1.2 p.p.	1.5 p.p.	1.0 p.p.
Healthcare Services Peru			15.7%	14.7%	0.6 p.p.	3.1 p.p.	-0.7 p.p.
Oncosalud Peru			22.9%	22.6%	1.6 p.p.	-0.5 p.p.	2.5 p.p.
(*) Relates to intersegment revenue elimination.

Healthcare Services Peru Key Operating Metrics		3Q'25 (USD)	3Q'25	YTD 25	Δ 3Q'25 vs 3Q'24	Δ 3Q'25 vs 2Q'25	Δ YTD 25 vs YTD 24
Beds	#		385	385	3%	0%	3%
Surgeries	# (000)		5.034	16	-4%	-7%	3%
Emergency treatments	# (000)		49.0	135	3%	3%	1%
Operating capacity utilization	%		78.0%	75.9%	-7.1 p.p.	2.4 p.p.	-7.5 p.p.
Total capacity utilization	%		76.0%	73.9%	1.5 p.p.	2.4 p.p.	1.0 p.p.
Key Financial Metrics
Revenue		80	279	812	9%	4%	8%
External revenues		58	202	589	9%	1%	9%
Intercompany revenue		22	77	222	11%	12%	6%
Segment Adjusted EBITDA		13	44	119	14%	29%	3%
Segment Adjusted EBITDA margin	%		15.7%	14.7%	0.6 p.p.	3.1 p.p.	-0.7 p.p.

Oncosalud Peru Key Operating Metrics		3Q'25 (USD)	3Q'25	YTD 25	Δ 3Q'25 vs 3Q'24	Δ YTD 25 vs YTD 24
Plan memberships	# (000)		1,396	1,396	8%	8%
Oncological Plans	# (000)		989	989	1%	1%
Average monthly revenue per plan membership		17.90	62.12	60.99	1%	2%
Preventive check-ups	# (000)		29	94	10%	20%
Patients treated	# (000)		12	65	40%	24%
MLR	%			54.5%		-3.1 p.p.
Oncological Plans	%			49.3%		-4.4 p.p.
Key Financial Metrics
Revenue		85	294	861	8%	8%
External revenues		83	286	833	9%	9%
Intercompany revenue		2	7	27	-29%	-9%
Segment Adjusted EBITDA		19	67	194	16%	22%
Segment Adjusted EBITDA margin	%		22.9%	22.6%	1.6 p.p.	2.5 p.p.

Total revenue from Peru increased 9% YoY to S/488 million in 3Q25. The 8% YoY increase in revenues at the Oncosalud Peru segment reflects an 8% increase in total plan memberships, as well as the effect of annual price adjustments to support medical inflation in Oncology and Healthcare plans. Oncosalud’s MLR decreased 3.1 p.p. to 54.5%, led by the Oncology MLR, which decreased for a fifth consecutive quarter to 49.3%, or 4.4 p.p.

The Healthcare Services segment increased revenues by 9% YoY, reflecting an increase in revenues from emergency visits and ambulatory care, including for chemotherapy services, and driven by ticket and quantity of services, more than offsetting a slight decrease in surgery volumes as well as in hospitalization revenues.

Additionally, Auna updated the number of operating beds at Clínica Delgado, Clínica Vallesur and Clínica Miraflores in Piura, and increased a total of 10 beds to total capacity. As a result, operating capacity utilization was 78.0%, and the total capacity utilization was 76.0%.

Our Peruvian operations continue to have substantial opportunity ahead and will remain a key contributor to Auna’s performance.

Consolidated Adjusted EBITDA in Peru increased 15% YoY to S/111 million in 3Q25, with a margin of 22.7%, an increase of 1.2 p.p. from 3Q24.

The growth in Consolidated Adjusted EBITDA in Peru was primarily driven by an increase in gross profit resulting from efficiencies in pharmaceutical costs at Oncosalud and lower costs related to surgical procedures, partially offset by an increase in SG&A to support the growth of the Peruvian operations, including sales commissions, expenses related to medical and administrative staff retention, and third-party medical services.

HEALTHCARE SERVICES COLOMBIA

(Explanations of variances are in local currency unless expressed otherwise)

Auna′s Healthcare services operations in Colombia accounted for 33% of consolidated revenues and 22% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 3Q'25 vs 3Q'24		Δ 3Q'25 vs 2Q'25		Δ YTD 25 vs YTD 24
Healthcare Services Colombia Key Operating Metrics		3Q'25 (USD)	3Q'25	YTD 25	As Reported	L.C.	As Reported	L.C.	As Reported	L.C.
Beds	#		1,131	1,131	1%		0%		1%
Surgeries	# (000)		11	32	-9%		7%		-10%
Emergency treatments	# (000)		37	110	-14%		4%		-4%
Operating capacity utilization	%		86.5%	86.1%	-3.6 p.p		1.0 p.p		-2.9 p.p
Total capacity utilization	%		77.1%	76.8%	-5.2 p.p		0.7 p.p		-4.5 p.p
Key Financial Metrics
Segment Revenue		106	369	1,054	1%	4%	6%	4%	-3%	3%
Segment Adjusted EBITDA		15	51	150	14%	18%	-12%	-13%	-1%	6%
Segment Adjusted EBITDA margin	%		13.9%	14.3%	1.5 p.p		-2.8 p.p		0.3 p.p.

Segment revenue from Colombia in 3Q25 grew 4% YoY, primarily due to the gradual implementation of risk-sharing models in Antioquia and Monteria, including PGPs for cardiovascular, ambulatory, and oncology services. Revenue growth was also due to higher surgery tickets, which offset revenue declines related to lower volumes that resulted from Auna limiting surgeries as part of its strategy to manage revenues and cashflows from government-intervened payors. Specifically, the share of revenues from payor Nueva EPS decreased from 20% in 3Q24 to 13% in 3Q25. During the quarter, Auna also added Salud Total as a new payor under a PGP contract, further diversifying the payor base; through these initiatives, PGP revenues accounted for 18% of Colombia’s total revenues in 3Q25, increasing from 14% in 3Q24. Additional contributions to the top line came from continued growth in chemotherapy and imaging services.

Operating capacity utilization in Colombia was 86.5%, a YoY decrease of 3.6 p.p., while total capacity utilization decreased 5.2 p.p. to 77.1% from 3Q24, both in line with the aforementioned strategy to proactively manage contracted services with government-intervened payors to prioritize cash generation over revenue growth.

Segment Adjusted EBITDA increased 18% YoY in 3Q25, with the margin expanding 1.7 p.p. to 13.9%. The increase was related to revenue growth, partially offset by increases in doctor remuneration, and to lower impairment losses. These losses were S/2 million in 3Q25 compared to S/16 million in 3Q24.

Balance Sheet & Cash Flow

Consolidated Debt

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Sep-25 (USD)	Sep-25	Dec-24	Sep-24	Δ Sep-25 vs
					Sep-24	Dec-24
(+) Loans and borrowings	1,016	3,526	3,620	3,602	-2%	-3%
Short term debt	190	658	654	582	13%	1%
Long term debt	826	2,868	2,966	3,021	-5%	-3%
(+) Lease Liabilities	37	129	148	139	-7%	-13%
Gross Debt	1,053	3,655	3,768	3,741	-2%	-3%
(-) Cash and cash equivalents / marketable securities	65	226	236	200	13%	-4%
Net Debt	988	3,429	3,532	3,541	-3.2%	-2.9%
Leverage Ratio		3.6x	3.6x	3.7x	-0.1x	0.1x

Gross Debt at the close of 3Q25 decreased 3% versus 4Q24 to S/3,655 million, due to: (i) a S/82 million decrease due to FX, mainly driven by an 8% appreciation of the PEN/USD exchange rate, (ii) a S/234 million reduction due to a partial amortization of the credit agreement dated November 10, 2023 (the “Credit Agreement”), (iii) a S/47 million reduction of long-term debt and financial and operating leasing, partially offset by (iv) a S/19 million increase in short-term debt due to working capital needs, and (v) an increase of S/230 million in long-term debt, mainly related to the May 2025 issuance of additional 10% Senior Secured Notes due 2029 (the “2029 Notes”).

Leverage Ratio was 3.6x unchanged at the end of 3Q25 compared to year-end 2024. This reflects lower gross debt offset by lower LTM EBITDA versus 4Q24, due to FX impacts and less cash at the end of the period. Auna remains committed to a medium-term leverage target of less than 3.0x.

On November 6, 2025, the Company successfully completed a refinancing of debt for a total of USD765 million backed by its relationship banks, institutional investors and the IFC. The new 8.75% Senior Secured Notes were issued at par for USD365 million in aggregate principal amount and will mature on November 6, 2032. The Company also closed on a new USD400 million equivalent MXN Term Loan (the “Term Loan”) maturing on October 15, 2030. The Term Loan also contains an incremental USD60 million equivalent tranche in Peruvian Soles that the Company expects to disburse in the near term. The above proceeds were used to fund a tender offer conducted by the Company to purchase for cash any or all of its 2029 Notes, to prepay indebtedness under the Credit Agreement, to pay related interest, fees and expenses, and to repay other short-term debt.

Consolidated Debt Amortization Profile Prior to the USD765 million Refinancing

(Figures in millions of Soles, unless expressed otherwise)

	Total	Leases	Y1	Y2	Y3	Y4	Y5	Y6+
Loans and Borrowings	3,526		663	334	566	592	1,322	47
Financial Leases	51		15	20	5	3	3	6
Operating Leases	78	78	0	0	0	0	0	0
Gross Debt	3,655	78	679	354	571	595	1,325	53

As of 3Q25. Excludes interest. Reflects figures post-refinancing. Y1 = October 2025 to September 2026, Y2 = October 2026 to September 2027, Y3 = October 2027 to September 2028, Y4 = October 2028 to September 2029, Y5 = October 2029 to September 2030, and Y6+ = October 2030 to September 2035.

Cashflow and Cash Conversion Cycle

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 25 (USD)	YTD 25	YTD 24	Δ YTD 25 vs YTD 24
Net cash from operating activities	127	440	475	-7%
Net cash used in investing activities	(34)	(119)	(173)	-31%
Net cash used in financing activities	(97)	(336)	(328)	3%
Cash and cash equivalents at the end of the period	65	226	200	13%

	LTM Sep-24	LTM Jun-25	LTM Sep-25
Days Sales Outstanding	81	87	89
Days Inventory Outstanding	38	41	42
Days Payable Outstanding	116	132	132
Cash Conversion Cycle	4	-3	0
*Measured on an average basis according to last twelve months results.

Net cash from operating activities decreased 7% YoY, or S/35 million, to S/440 million for the nine months ended September 30, 2025 versus the comparable period last year, and included: (i) a S/30 million decrease in cash generated from operating activities, including S/12 million in performance-based bonuses to Opción Oncología doctors and the impacts on the billing cycle during the information systems transition in Mexico, which are expected to stabilize in the coming months, and (ii) a S/3 million decrease in net interest received, partially offset by a S/2 million decrease in income taxes paid. The migration to new information systems in Mexico added a two- day increase in sales outstanding when compared to LTM June 2025.

Net cash used in investing activities decreased 31% YoY, or S/54 million, to S/119 million for the nine months ended September 30, 2025 versus the comparable period last year,

and included: (i) S/98 million in organic maintenance CapEx, including an S/8 million payment for branding rights to Opción Oncología doctors,  (ii) a S/15 million payment to former OCA shareholders for holdback obligations, and, (iii) a S/6 million earnout payment to IMAT Oncomedica shareholders. In the nine months ended September 30, 2024, investing activities included: (i) S/109 million in organic maintenance CapEx, (ii) a S/47 million earnout payment to IMAT Oncomedica shareholders, and iii) a S/18 million payment to OCA shareholders.

Net cash used in financing activities was S/336 million, an increase of 3% YoY, or S/8 million, for the nine months ended September 30, 2025 versus the comparable period last year. Cash used in financing activities during the period included: (i) S/163 million in term loan interest payments, (ii) S/26 million for hedge premium and swap interest payments, (iii) S/58 million in interest for the 2029 Notes, (iv) S/50 million in interest payments for working capital facilities, and (v) a S/39 million reduction in working capital borrowings. The comparable nine months ended September 30, 2024 period included: (i) S/212 million in Credit Agreement interest payments, (ii) S/36 million for hedge premiums, (iii) S/55 million in interest payments for the 2029 Notes and 2025 Senior Unsecured Notes, (iv) S/51 million in interest payments for working capital facilities, (v) S/9 million in additional working capital borrowings, and (vi) S/18 million in IPO proceeds and related refinancing activities as well as the repayment of certain indebtedness and financial obligations following the IPO.

Recent Developments

Auna Announces Strategic Collaboration with Sojitz to Expand Healthcare Access in Latin America

Auna and Sojitz Corporation of America (“Sojitz”), a global investment and trading group headquartered in Japan, have entered into a Memorandum of Understanding to explore joint business opportunities in the healthcare sector across Latin America, with an initial focus on Mexico, one of the region’s largest and fastest-growing healthcare markets.

On September 24, 2025, Auna announced its intention to invest approximately US$500 million over the next three to five years to expand its integrated healthcare platform in Mexico.

The collaboration seeks to combine Auna’s healthcare and operational expertise with Sojitz’s investment capabilities in healthcare and international network to accelerate the development of modern, scalable, and accessible healthcare infrastructure and services in Latin America.

Construction License for Torre Trecca Is Delivered to EsSalud, Marking a Key Milestone in Auna’s Public–Private Partnership with the Institution

On November 18, Auna announced that EsSalud formally received the construction license for Torre Trecca, an outpatient high-rise treatment center that Auna will rebuild and operate on behalf of EsSalud under the existing public–private partnership. Once completed, Torre Trecca is expected to serve the more than 6 million Peruvians living in Lima who are insured by EsSalud and to accommodate in excess of 3 million patient visits per year.

About AUNA

Auna is a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-Speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of September 30, 2025, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,333 beds, and 1.4 million healthcare plans.

For more information visit www.aunainvestors.com

Conference Call Details

When: 8:00 a.m. Eastern time, Nov 21, 2025

Who: Mr. Suso Zamora, Executive Chairman of the Board and President; Mrs. Gisele Remy, Chief Financial Officer and Executive Vice President; Mr. Lorenzo Massart, Executive Vice President of Strategy and Equity Capital Markets.

Dial-in: +1 888 596 4144 (U.S. domestic), +1 646 968 2525 (International)
Passcode: 3884034

To access Auna′s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: https://events.q4inc.com/attendee/509204255

Definitions and Concepts

Figures in US dollars (US$ or USD) for 3Q25 are presented for indicative purposes and were calculated using an FX rate of US$1= S/3.470. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted; additionally, results are presented in an FX neutral basis (“FXN”) for consolidated revenues, consolidated cost of sales and services, consolidated selling and administrative expenses and consolidated adjusted EBITDA, as well as, in local currency for the Mexico and Colombia segments, to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods.

Financial results are preliminary and subject to year-end audit.

Use of Non-IFRS Financial Measures

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted LTM EBITDA, Segment EBITDA, Segment EBITDA Margin, Segment Adjusted EBITDA, Segment Adjusted EBITDA Margin, Consolidated Peru Adjusted EBITDA, Consolidated Peru Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income, Basic and Diluted EPS, Adjusted Basic and Diluted EPS, Leverage Ratio and FX Neutral because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

In addition, management and our board of directors use these non-IFRS financial measures to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business. These are not measures of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin, FX Neutral and Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance.

EBITDA Margin: is calculated as EBITDA divided by total revenue from contracts with customers.

Adjusted EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Adjusted EBITDA Margin: is calculated as Adjusted EBITDA divided by total revenue from contracts with customers.

Adjusted Last Twelve Month (“LTM”) EBITDA: is calculated by adding the last four quarters beginning with the corresponding period.

Segment EBITDA: is calculated as segment profit before tax plus net finance cost and depreciation and amortization.

Segment EBITDA Margin: is calculated as segment EBITDA divided by total segment revenue from contracts with customers.

Segment Adjusted EBITDA: is calculated as segment profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Segment Adjusted EBITDA Margin: is calculated as segment Adjusted EBITDA divided by total Segment revenue from contracts with customers.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	3Q'25 (USD)			Δ 3Q'25 vs		Δ YTD 25 vs
		3Q'25	YTD 25	3Q'24	2Q'25	YTD 24
Revenues		1,117	3,253	-1%	2%	-2%
Profit (Loss) before Tax	28	97	291	-24%	-27%	98%
(+) Net Finance Cost	21	72	199	-31%	54%	-56%
(+) Depreciation and Amortization	17	57	166	4%	4%	-1%
(=) EBITDA	65	226	655	-21%	-4%	-15%
(+) Adjustments	1.9	6.6	40.9
(a) Pre-operating expenses	-0.1	-0.3	0.4
(b) Business development expenses	1.1	3.8	31.5
(c) Stock-based consideration	0.9	3.0	8.3
(d ) Personnel non-recurring compensation	0.0	0.0	0.6
(=) Adjusted EBITDA	67	232	696	-7%	-4%	-6%
Adjusted EBITDA Margin		20.8%	21.4%	-1.3 p.p.	-1.2 p.p.	-0.8 p.p.

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

For the three months ended September 30, 2025

	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	264	279	294	369	(88)	1,117
Profit (Loss) before Tax	21	20	54	33	(31)	97
(+) Net Finance Cost	33	9	3	6	21	72
(+) Depreciation and Amortization	22	12	9	11	3	57
(=) Segment EBITDA	76	42	65	49	(7)	226
(+) Adjustments	0.9	1.8	1.8	1.8	0.3	6.6
Pre-operating expenses	0.0	0.0	0.0	0.0	-0.3	-0.3
Business development expenses	-1.0	1.6	1.6	1.7	0.0	3.8
Change in fair value of earn-out liabilities	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based consideration	1.9	0.2	0.2	0.1	0.6	3.0
Personnel non-recurring compensation	0.0	0.0	0.0	0.0	0.0	0.0
(=) Segment Adjusted EBITDA	77	44	67	51	-6	232
Adjusted EBITDA Margin	29.0%	15.7%	22.9%	13.9%		20.8%

For the three months ended September 30, 2024

	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	316	255	273	363	(80)	1,127
Profit (Loss) before Tax	69	20	45	5	(11)	127
(+) Net Finance Cost	66	7	5	29	(3)	103
(+) Depreciation and Amortization	23	11	8	11	2	55
(=) Segment EBITDA	157	37	58	44	(11)	286
(+) Adjustments	(43.9)	1.2	0.0	0.7	5.8	(36.2)
Pre-operating expenses	0.0	0.0	0.0	0.0	0.1	0.1
Business development expenses	-43.9	0.0	0.0	0.0	0.0	-43.9
Change in fair value of earn-out liabilities	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based consideration	0.0	0.0	0.0	0.0	5.7	5.7
Personnel non-recurring compensation	0.0	1.2	0.0	0.7	0.0	1.9
(=) Segment Adjusted EBITDA	113	38	58	45	(6)	250
Adjusted EBITDA Margin	35.9%	15.1%	21.3%	12.4%		22.1%

Year to date September 30, 2025

	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	781	812	861	1,054	(253)	3,253
Profit (Loss) before Tax	41	54	152	105	(62)	291
(+) Net Finance Cost	106	27	13	13	39	199
(+) Depreciation and Amortization	65	36	27	31	8	166
(=) Segment EBITDA	212	117	192	148	(15)	655
(+) Adjustments	32.5	2.1	2.1	1.9	2.2	40.9
Pre-operating expenses	0.0	0.0	0.0	0.0	0.4	0.4
Business development expenses	26.6	1.6	1.6	1.7	0.0	31.5
Change in fair value of earn-out liabilities	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based consideration	5.3	0.5	0.5	0.2	1.8	8.3
Personnel non-recurring compensation	0.6	0.0	0.0	0.0	0.0	0.6
(=) Segment Adjusted EBITDA	245	119	194	150	-13	696
Adjusted EBITDA Margin	31.4%	14.7%	22.6%	14.3%		21.4%

Year to date September 30, 2024

	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	927	751	795	1,090	(239)	3,323
Profit (Loss) before Tax	47	46	119	(5)	(61)	146
(+) Net Finance Cost	236	35	17	124	41	454
(+) Depreciation and Amortization	73	31	24	32	7	167
(=) Segment EBITDA	356	113	160	152	(13)	767
(+) Adjustments	(38.6)	2.8	0.0	0.7	6.6	(28.5)
Pre-operating expenses	1.9	0.0	0.0	0.0	0.3	2.3
Business development expenses	-42.5	0.0	0.0	0.0	0.0	-42.5
Change in fair value of earn-out liabilities	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based consideration	0.0	0.0	0.0	0.0	6.3	6.3
Personnel non-recurring compensation	2.0	2.8	0.0	0.7	0.0	5.5
(=) Segment Adjusted EBITDA	317	116	160	153	-7	739
Adjusted EBITDA Margin	34.2%	15.4%	20.1%	14.0%		22.2%

Consolidated Peru Adjusted EBITDA: is calculated by adding Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA.

Consolidated Peru Adjusted EBITDA Margin: is calculated as Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA, divided by total revenues from Healthcare Services Peru Segment plus total revenues from Oncosalud Peru segment.

Adjusted Net Income: is calculated as profit (loss) for the period plus adjustments as described below.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	3Q'25 (USD)	3Q'25	3Q'24	YTD 25	YTD 24
Net Income (Loss)	15	53	101	175	100
(a) Pre-operating expenses	(0.1)	(0.3)	0.1	0.4	2.3
(b) Business development expenses	1.1	3.8	(43.9)	31.5	(42.5)
(c) Stock-based consideration	0.9	3.0	5.7	8.3	6.3
(d) Personnel non-recurring compensation	0.0	0.0	1.9	0.6	5.5
(e) Non-cash and non-recurring financial costs	0.3	1.1	0.0	1.1	29.6
(f) Allocated tax effects	(0.9)	(3.0)	11.0	(16.0)	8.7
(=) Adjusted Net Income	17	58	75	201	110

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

(e) Non-cash and non-recurring financial costs include; 1) one-time non-recurring costs of refinancing activities; 2) non-cash derivative costs related to mark to market of legacy derivatives related to extinguished financings; 3) non-cash effects related to early extinguishment of financings, and 4) non-cash effects related to the accounting impact of changes in the fair value of the liability for mandatory purchase of shares from IMAT.

(f) Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

Basic and Diluted Earnings per Share: Basic and Diluted Earnings per Share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

Adjusted Basic and Diluted Earnings per Share: Adjusted Basic and Diluted Earnings per Share is calculated by dividing profit attributable to owners of Adjusted Net Income of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	3Q'25 (USD)	3Q'25	3Q'24	YTD 25	YTD 24
Net Income (Loss)	15	53	101	175	100
Income (Loss) attributable to Owner of the company	14	48	98	166	88
Weighted average number of basic and diluted shares at September 30		74.2	74.2	74.2	65.3
Basic and diluted earnings per share	0.19	0.65	1.32	2.23	1.35
Adjusted Net Income (Loss)	17	58	75	201	110
Income (Loss) attributable to owners of Adjusted Net Income	15	53	73	191	98
Weighted average number of basic and diluted shares at September 30		74.2	74.2	74.2	65.3
Adjusted Basic and Diluted Earnings per Share	0.20	0.71	0.98	2.58	1.50

Leverage Ratio: We calculate Leverage Ratio as (i) current and non-current loans and borrowings plus current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Last twelve months Adjusted EBITDA.

(Figures in millions of Soles, unless expressed otherwise)

	Sep-24	Dec-24	Sep-25

Current and non-current loans & borrowings	3,602	3,620	3,526
Current and non-current lease liabilities	139	148	129
Cash and cash equivalents	200	236	226
Net Debt	3,541	3,532	3,429
Adjusted LTM EBITDA	952	993	951
Leverage Ratio	3.7x	3.6x	3.6x

Net Debt: We calculate Net Debt as Gross Debt minus Cash and cash equivalents.

(Figures in millions of Soles, unless expressed otherwise)

	Sep-24	Dec-24	Sep-25

(+) Loans and borrowings	3,602	3,620	3,526
Short term debt	582	654	658
Long term debt	3,021	2,966	2,868
(+) Lease Liabilities	139	148	129
Gross Debt	3,741	3,768	3,655
(-) Cash and cash equivalents	200	236	226
Net Debt	3,541	3,532	3,429

FX Neutral: FX Neutral (“FXN”) measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended September 30, 2024 were calculated by multiplying the as reported amounts of Revenue, Adjusted EBITDA and the key business metrics for such period by the average Mexican pesos / Peruvian soles exchange rate for the three months ended September 30, 2024 (MXN 5.0339 to PEN 1.00) and the average Colombian pesos / Peruvian soles exchange rate for the three months ended September 30, 2024 (COP 1,089.2663 to PEN 1.00); then using such results to re-translate the corresponding amounts back to Peruvian soles by dividing them by the average Mexican pesos / Peruvian soles and Colombian pesos / Peruvian soles exchange rate for the three months ended September 30, 2025 (MXN 5.2713 to PEN 1.00 / COP 1,131.3043 to PEN 1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended September 30, 2025.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” ”estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, our target Leverage Ratio, the expected resolution of the issues with physicians, suppliers and information systems in Mexico, the results of the key initiatives we are implementing in Mexico, the expected capacity and market of Torre Trecca once built, the execution of our strategic plan, including the recovery of our growth levels and the roll-out of the AunaWay in Mexico, our collaboration with Sojitz, our planned investments in Mexico and the creation of further growth and sustainable value for all stakeholders. Any or all of our forward-looking statements in this press release may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors.

The forward-looking statements in this press release represent our expectations and forecasts as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see our Form 20-F filing with the U.S. Securities and Exchange Commission (the “SEC”).

Financial Guidance Disclaimer

Auna′s guidance is based on management’s current performance outlook and expected macroeconomic and regulatory conditions in the three countries where the Company operates. Any changes in these conditions could have an impact on the guidance provided.

Auna’s  financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Form 20-F filed with the SEC. Reconciliations of forward-looking non-IFRS measures, specifically Leverage Ratio guidance, to the relevant forward-looking IFRS measures are not being provided, as the

Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Leverage Ratio to projected net income without unreasonable effort. The financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

IR Contact

Email: contact@aunainvestors.com

- Financial Tables Follow –

Balance Sheet (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Sep-25 (USD)	Sep-25	Dec-24	Δ Sep-25 vs Dec-24
Assets
Current assets
Cash and cash equivalents	65	226	236	(10)
Trade accounts receivable	310	1,076	962	114
Other assets	74	256	253	2
Inventories	43	149	144	5
Derivative financial instruments	0	0	9	(9)
Other investments	29	100	100	(1)
Total current assets	520	1,806	1,704	102
Non-current assets
Trade accounts receivable	0	1	1	(0)
Other assets	8	27	24	2
Investments in associates and joint venture	8	29	25	4
Property furniture and equipment	664	2,304	2,280	24
Intangible assets	788	2,734	2,657	77
Right-of-use assets	33	116	131	(15)
Investment properties	2	6	6	0
Derivative financial instruments	11	38	59	(21)
Deferred tax assets	64	221	194	28
Other investments	0	0	0	0
Total non-current assets	1,578	5,476	5,377	99
Total assets	2,099	7,282	7,081	201

Balance Sheet (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Sep-25 (USD)	Sep-25	Dec-24		Δ Sep-25 vs Dec-24
Liabilities
Current liabilities
Loans and borrowings	190	658	654		4
Lease liabilities	9	31	32		(1)
Trade accounts payable	273	946	931		15
Other accounts payable	92	321	290		31
Provisions	3	10	12		(2)
Derivative financial instruments	11	38	15	#	23
Insurance contract liabilities	3	9	10		(1)
Deferred income	0	0	0		(0)
Total current liabilities	580	2,014	1,945		69
Non-current liabilities
Loans and borrowings	826	2,868	2,966		(98)
Lease liabilities	28	98	115		(18)
Trade accounts payable	1	2	3		(1)
Other accounts payable	39	134	73		61
Derivative financial instruments	12	41	27		14
Deferred tax liabilities	89	310	328		(18)
Deferred income	0	0	0		(0)
Total non-current liabilities	995	3,453	3,513		(60)
Total liabilities	1,575	5,467	5,458		9

Total equity	523	1,815	1,623		192
Total liabilities and equity	2,099	7,282	7,081	#	201

Income Statement

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise

	3Q'25 (USD)	3Q'25	YTD 25	Δ 3Q'25 vs	Δ YTD 25 vs
				3Q'24	YTD 24
Revenue
Healthcare Services Mexico	76	264	781	-16%	-16%
Healthcare Services Colombia	105	365	1,050	0%	-4%
- Healthcare Services Colombia	106	369	1,054	1%	-3%
- Holding and eliminations	(1)	(4)	(4)	-	-
Healthcare Services Peru & Oncosalud Peru	141	488	1,423	9%	9%
- Healthcare Services Peru	80	279	812	9%	8%
- Oncosalud Peru	85	294	861	8%	8%
- Holding and eliminations	(24)	(84)	(249)	6%	5%
Total Revenue	322	1,117	3,253	-1%	-2%
Cost of sales and services	(201)	(698)	(2,018)	3%	-1%
Gross profit	121	419	1,235	-7%	-4%
Gross margin		37.5%	38.0%	-2.4 p.p.	-0.9 p.p.
Selling expenses	(17)	(59)	(167)	8%	7%
Administrative expenses	(58)	(200)	(590)	2%	0%
(Loss) reversal for impairment of trade receivables	(2)	(5)	(29)	-78%	3%
Other income and expenses, net	3	11	32	-80%	-56%
Operating profit	48	166	481	-28%	-19%
Finance income	1	4	15	-27%	-16%
Finance income from exchange difference	11	40	145	39%	3.6x
Finance costs	(33)	(116)	(359)	-16%	-21%
Finance costs from exchange difference	-	-	-	-	-
Net finance cost	(21)	(72)	(199)	-31%	-56%
Share of profit of equity accounted investees	1	3	8	45%	24%
Profit (loss) before tax	28	97	291	-24%	1.0x
Income tax expense (benefit)	(13)	(44)	(116)	63%	1.5x
Net Income (Loss)	15	53	175	-47%	0.7x
EBITDA
Healthcare Services Mexico	22	76	212	-52%	-40%
Healthcare Services Colombia	14	49	148	12%	-2%
Healthcare Services Peru & Oncosalud Peru	31	107	309	13%	13%
- Healthcare Services Peru	12	42	117	13%	4%
- Oncosalud Peru	19	65	192	13%	20%
Holding and eliminations	(2)	(7)	(15)
Total EBITDA	65	226	655	-21%	-15%
Adjusted EBITDA
Healthcare Services Mexico	22	77	245	-32%	-23%
Healthcare Services Colombia	15	51	150	14%	-1%
Healthcare Services Peru & Oncosalud Peru	32	111	314	15%	14%
- Healthcare Services Peru	13	44	119	14%	3%
- Oncosalud Peru	19	67	194	16%	22%
Holding and eliminations	(2)	(6)	(13)	17%	96%
Total Adjusted EBITDA	67	232	696	-7%	-6%
Adjusted EBITDA Margin
Healthcare Services Mexico		29.0%	31.4%	-6.9 p.p.	-2.9 p.p.
Healthcare Services Colombia		13.9%	14.3%	1.5 p.p.	0.3 p.p.
Healthcare Services Peru & Oncosalud Peru		22.7%	22.0%	1.2 p.p.	1.0 p.p.
- Healthcare Services Peru		15.7%	14.7%	0.6 p.p.	-0.7 p.p.
- Oncosalud Peru		22.9%	22.6%	1.6 p.p.	2.5 p.p.
Adjusted EBITDA Margin		20.8%	21.4%	-1.3 p.p.	-0.8 p.p.

Statement of Cash Flows (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 25 (USD)	YTD 25	YTD 24	Δ YTD 25 vs YTD 24
Cash flows from operating activities
(Loss) profit for the period	50	175	100	75
Adjustments for:
Depreciation	25	86	89	(3)
Depreciation of right-of-use assets	6	21	21	1
Amortization	17	59	58	1
Other income for reversal of others accounts payable to former shareholders	-	-	(47)	47
(Reversal) Impairment of inventories	0	0	(3)	4
Equity-settled share-based payment transactions	2	8	6	2
Gain (loss) on disposal of property furniture and equipment	(0)	(1)	2	(3)
Loss on disposal of right-of-use assets net of leases	(0)	(0)	0	(0)
Loss on disposal of intangibles	-	-	1	(1)
(Reversal) loss for impairment of trade receivables	8	29	28	1
Share of profit of equity-accounted investees	(2)	(8)	(7)	(2)
Technical provisions and other provisions	0	1	4	(3)
Finance income	(46)	(161)	(50)	(111)
Finance costs	104	359	503	(144)
Tax expense	33	116	46	69
Net changes in assets and liabilities
Trade accounts receivable and other assets	(38)	(132)	(285)	153
Inventories	(0)	(1)	(8)	7
Trade accounts payable and other accounts payable	10	35	164	(129)
Provisions and employee benefits	(1)	(4)	(2)	(1)
Insurance contract liabilities	(0)	(1)	(8)	8
Cash generated from operating activities	168	582	612	(30)
Income tax paid	(45)	(155)	(154)	(2)
Interest received	4	13	16	(3)
Net cash from operating activities	127	440	475	(35)

Statement of Cash Flows (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 25 (USD)	YTD 25	YTD 24	Δ YTD 25 vs YTD 24
Cash flows from investing activities
Payment for accounts payables to former shareholder	(6)	(21)	(18)	(2)
Purchase of properties furniture and equipment	(19)	(66)	(58)	(8)
Purchase of intangibles	(13)	(47)	(35)	(12)
Dividends from equity-accounted investees	1	3	2	1
Purchase of other investments net of sales	2	5	(16)	22
Proceeds from sale of property furniture and equipment	2	6	0	6
Payment for contingent consideration	-	-	(47)	47
Net cash used in investing activities	(34)	(119)	(173)	54
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	-	-	1,268	(1,268)
Proceeds from settlement of derivatives - interest rate swaps	(3)	(9)	0	(10)
Payments of initial public offering costs	-	-	(16)	16
Proceeds from loans and borrowings	311	1,079	745	334
Payment for loans and borrowings	(312)	(1,084)	(702)	(382)
Payment for lease liabilities	(10)	(34)	(34)	1
Penalty paid for debt prepayment	(0)	(0)	-	(0)
Payment for costs of Extinguishment of debt	-	-	(17)	17
Payment for derivatives premiums	(5)	(17)	(36)	20
Payment for settlement of derivatives - interest rate forward	-	-	-	-
Interest paid	(78)	(271)	(317)	46
Dividends paid	-	-	(1)	1
Acquisition of non-controlling interest	-	-	(1,218)	1,218
Net cash used in financing activities	(97)	(336)	(328)	(8)
Net (decrease) increase in cash and cash equivalents	(4)	(15)	(26)	10
Cash and cash equivalents at January 1	68	236	241	(5)
Effect of movements in exchange rates on cash held	2	5	(15)	20
Cash and cash equivalents at the end of the period	65	226	200	25

Historical Financial Metrics

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25
Revenue
Oncosalud Peru	237	244	253	269	273	276	281	286	294
Healthcare Services Peru	230	225	241	255	255	245	263	269	279
Healthcare Services Colombia	324	335	349	378	363	353	339	346	369
Healthcare Services Mexico	294	284	308	302	316	268	243	274	264
Holding and eliminations	(69)	(67)	(76)	(83)	(80)	(79)	(84)	(81)	(88)
Total revenue from contracts with customers	1,015	1,021	1,076	1,120	1,127	1,063	1,042	1,094	1,117
Cost of sales and services	(643)	(645)	(662)	(693)	(677)	(629)	(660)	(660)	(698)
Gross profit	372	376	414	427	449	434	382	434	419
Selling expenses	(55)	(42)	(53)	(48)	(55)	(42)	(54)	(54)	(59)
Administrative expenses	(177)	(193)	(191)	(202)	(195)	(201)	(182)	(208)	(200)
Impairment losses on trade receivables	(1)	(2)	0	(3)	(25)	(13)	(16)	(8)	(5)
Other expenses	0	(21)	0	0	0	(2)	0	0	0
Other income	10	13	11	8	54	14	9	12	11
Operating profit	149	130	182	183	229	190	139	176	166
Finance income	3	6	6	7	6	7	6	5	4
Finance income from exchange difference	0	33	3	0	28	(31)	37	68	40
Finance costs	(158)	(357)	(177)	(139)	(138)	(138)	(123)	(120)	(116)
Finance costs from exchange difference	(17)	17	0	(49)	0	8	0	0	0
Net finance cost	(172)	(302)	(168)	(182)	(103)	(155)	(80)	(46)	(72)
Share of profit of equity-accounted investees	2	1	2	2	2	2	3	2	3
Profit (loss) before tax	(20)	(170)	16	3	127	37	62	132	97
Income tax (expense) benefit	3	(50)	(25)	5	(27)	(13)	(24)	(48)	(44)
Net Income	(18)	(219)	(8)	8	101	24	38	84	53
EBITDA	210	188	241	241	286	244	195	234	226
EBITDA Adjustments
Net Income	(18)	(219)	(8)	8	101	24	38	84	53
Income tax expense	(3)	50	25	(5)	27	13	24	48	44
Net finance cost	172	302	168	182	103	155	80	46	72
Depreciation and amortization	59	56	56	56	55	52	53	55	57
(a) Pre-operating expenses	1	0	0	2	0	0	0	0	(0)
(b) Business development expenses	0	0	0	1	(44)	3	24	4	4
(c) Change in fair value of earn-out liabilities	0	21	0	0	0	0	0	0	0
(d) Stock-based consideration	0	4	0	0	6	3	3	3	3
(e) Personnel non-recurring compensation	0	0	0	4	2	5	0	0	0
Adjusted EBITDA	211	213	241	248	250	254	222	241	232

Key Operating Metrics

	YTD 25	YTD 24	Δ YTD 25 vs YTD 24
Oncosalud Peru
Plan memberships (1) (2)	1,395,509	1,296,049	8%
Average monthly revenue per plan member (3)	S/ 60.99	S/ 59.72	2.1%
Preventive check-ups (4)	93,650	78,315	19.6%
Patients treated (5)	65,440	52,907	23.7%
Medical loss ratio (6)	54.5%	57.6%	-3.1 p.p

Healthcare Services
Total bed capacity (1)(7)	2,224	2,199	1.1%
Surgeries (8)	62,946	67,253	-6.4%
Emergency treatments (9)	267,775	274,982	-2.6%
Operating capacity utilization (10)	77.1%	81.3%	-4.2 p.p
Total capacity utilization (11)	64.3%	67.3%	-3.0 p.p

1)	As of period end and as reported to the National Superintendence of Health Susalud. Includes Oncology plans and Health plans.

2)	Includes active plan members and inactive members. Inactive members are defined as those plan members that have not paid monthly fees due for up to three months. As of September 30, 2025, we had 1,290,056 active members and 105,453 inactive members.

3)	Total revenue for the period corresponding to insurance revenue in the Oncosalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

4)	Preventive check-ups consider Oncology check-ups at the Centro de Bienestar Ambulatorio – CBA (wellness center) in Lima, Peru. The number of Healthcare checkups is negligible.

5)	Number of individual plan members receiving treatment for cancer during the period, which may include multiple instances of treatment per plan member.

6)	MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans.

7)	Includes all beds within the Healthcare Network and excludes 109 Oncology beds.

8)	Number of surgeries includes surgeries outpatient surgeries and cesarean sections

9)	Emergency care includes the number of visits in the emergency room and may include several visits per patient.

10)	Operating capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of operating beds, times (ii) total number of days during the period.

11)	Total capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.